UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                   Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Other Relevant Information, dated April 4, 2024	1

In accordance with the provisions of article 227 of Law 6/2023 of 17 March on Securities Markets and Investment Services, Grifols, S.A. ("Grifols" or the "Company") hereby announces the following.

OTHER RELEVANT INFORMATION

In reference to the report published by the Spanish National Securities Market Commission ("CNMV") on 21 March 2024, Grifols presents in this report the information requested and wishes to state its full commitment to comply with all regulations and standards in force to guarantee the transparency and integrity of present and future financial information.

Grifols also undertakes to implement all the measures mentioned below, as well as any additional measures necessary to ensure the quality of the information provided to financial markets and investors and the strictest compliance with the guidelines and recommendations established by the European Securities and Markets Authority ("ESMA") and the CNMV.

A)   Relevance of financial measures

Grifols' financial statements are prepared in accordance with EU-IFRS and other provisions of the applicable financial reporting framework and include other measures prepared in accordance with the group's financial reporting model called Alternative Performance Measures ("APMs") as defined in the guidelines issued by ESMA. The APMs are used by Grifols' management to assess the group's business performance and cash flows in making operational and strategic decisions and are, therefore, useful information for investors and other stakeholders.

Grifols is committed to giving equal weight to both financial measures and APMs presented in the company's financial publications.

B)    Reduction in the number of measures used to reflect EBITDA (APM)

In order to simplify and improve clarity in the presentation of financial information, the company will reduce the number of measures used to reflect EBITDA in its earnings reports to two: consolidated EBITDA on a profit and loss basis and consolidated adjusted EBITDA. In this respect, Grifols will report the aforementioned EBITDAs on a consolidated basis without differentiating whether or not the figures corresponding to Biotest are included.

These two EBITDA measures will be used as measures of the company's performance and will serve the purpose of providing better comparability of Grifols' performance and profitability over time, as well as in relation to other comparable companies.

Consolidated EBITDA on a profit and loss basis is defined as EBIT excluding depreciation of property, plant, and equipment, depreciation of right-of-use assets, amortisation of intangible assets, and impairment of property, plant, and equipment, right-of-use assets, and intangible assets

Adjusted consolidated EBITDA is defined as consolidated EBITDA on a profit and loss basis plus: (i) extraordinary, unusual or non-recurring charges and expenses; (ii) any other non-recurring costs of doing business; minus (iii) non-recurring revenues and earnings.

To reinforce the clarity of the information provided on APMs, Grifols undertakes to introduce definitions and detailed explanations of them, explaining their relevance and usefulness. In addition, the APMs will be identified with their respective label or specific note, which will reflect their calculation bases. In addition, the consistency over time of all APMs used in our financial reporting will be ensured.

In addition to all the periodic information that Grifols publishes on the APMs and which form part of the quarterly results presentation, Grifols will henceforth publish a complementary document including the definition, relevance of use and reconciliation with the financial statements of all the APMs used, which will be publicly available in the "Investors" section of the Grifols website.

C)   Use of non-recurring, infrequent, or unusual items

Grifols undertakes to limit the use of non-recurring, infrequent or unusual items to specific cases, providing details and justification for the use of such items.

Where such items are used, particular emphasis shall be placed on including items of a non-recurring nature which have not had an impact in prior periods and are not expected to have an impact in the future. This will ensure that the APMs accurately reflect the reality of the entity's business and facilitate accurate interpretation and analysis by investors and other interested parties.

D)   Cost savings adjustments and operational improvements

With regard to adjustments for cost savings, operational improvements, and synergies made to consolidated EBITDA under the Credit Agreement, we confirm that this financial measure is not used as an alternative measure of entity performance and should, therefore, not be interpreted as such.

In future public financial reporting, Grifols will clarify that integrating adjustments based on expectations means that these measures project future scenarios rather than represent current financial results. This distinction will be explicitly communicated to ensure all stakeholders understand that such measures are not indicators of the entity's financial performance or results.

Finally, it should be noted that when the company reports an adjusted financial figure, it should specify in its name that it is an adjusted measure so that an investor can distinguish it from an unadjusted measure or ratio. Additionally, it should disclose the financial measure or ratio calculated with measures directly extracted from the financial statements without adjustment.

E)    Breakdown of EBITDA and Net Debt

The company undertakes to disclose the consolidated EBITDA ratios according to profit and loss (APM) and adjusted EBITDA (APM), adding all the necessary notes. Hence, investors have all the information available. In this way, the reconciliation of the net financial debt (APM) to the net balance sheet debt reflected in the company's financial statements will be broken down as detailed below.

It should be noted that we will continue to report the debt-to-equity ratio under the Credit Agreement in the appendices to our quarterly earnings presentations and other financial publications. The EBITDA included in this calculation is a measure that serves as a benchmark for the company's financial leverage ratio under the Credit Agreement and is, therefore, not considered a APM as it is not intended to reflect the business's financial performance.

Consolidated EBITDA as per profit and loss (APM) and Net Debt As per Balance Sheet

Thousands of Euros	2022	2023
Consolidated result for the year	208.279	59.315
Result of entities accounted for using the equity method	1.483	923
Financial result	442.941	574.458
Income tax expense	90.111	43.349
Profit attributable to non-controlling interests	62.867	121.354
Amortisation and depreciation	415.338	451.759

Consolidated EBITDA according to P&L	1.221.019	1.251.157

Thousands of Euros	2022	2023
Cash and cash equivalents	(547.979)	(529.577)
Leasing liabilities (leases of real estate of plasma donation centres)	1.016.944	1.111.329
Loans and other financial liabilities	9.739.304	9.945.889

Total Balance Sheet Net Debt	10.208.270	10.527.641

Leverage ratio	8,4	8,4

Consolidated EBITDA under Credit Agreement and Net Financial Debt under Credit Agreement (APM)

Thousands of Euros	2022	2023
Consolidated result for the year	208.279	59.315
Result of entities accounted for using the equity method	1.483	923
Financial result	442.941	574.458
Income tax expense	90.111	43.349
Profit attributable to non-controlling interests	62.867	121.354
Amortisation and depreciation	415.338	451.759

Consolidated EBITDA according to P&L	1.221.019	1.251.157

Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(99.989)	(101.784)
Restructuring costs	36.074	158.952
Transaction costs	5.930	47.992
Integration costs	24.171	0
Other non-recurring events	0	(6.636)
Cost savings, operational improvements and synergies in one implementation rate	100.000	134.968

Consolidated EBITDA under Credit Agreement	1.287.203	1.484.650

Thousands of Euros	2022	2023
Cash and cash equivalents	(547.979)	(529.577)
Leasing liabilities (leases of real estate of plasma donation centres)	1.016.944	1.111.329
Loans and other financial liabilities	9.739.304	9.945.889

Total Balance Sheet Net Debt	10.208.270	10.527.641

Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(1.016.944)	(1.111.329)

Total Net Financial Debt according to Credit Agreement	9.191.326	9.416.312

Leverage ratio	7,1	6,3

The main differences between the leverage ratio according to the Credit Agreement and the leverage ratio according to the financial statements (P&L and Balance Sheet) in 2023 are due to;

i.	234 million, in accordance with the Credit Agreement, corresponding to: (i) extraordinary, unusual or non-recurring expenses; (ii) cost savings and operational improvements for the next 12 months (limited to 10% of Consolidated EBITDA under the Credit Agreement); and (iii) the exclusion of the leasing expense.
ii.	the exclusion of the debt associated with the leasing contracts (leases of the plasma donation centers’ real estate) for a total of 1,111 million euros, in accordance with the Credit Agreement.

F) Breakdown of EBITDA and Net Financial Debt of relevant entities with non-controlling interests

Below are the consolidated figures for Grifols' consolidated EBITDA according to profit and loss (APM) and the net financial debt of the most relevant entities in which Grifols has non-controlling interests, following the parameters used for the company's debt calculations, by the requirements of the Credit Agreement with the lenders and the Indenture, and which have been applied consistently.

In this regard, we confirm our future commitment to provide a detailed breakdown of EBITDA and net financial debt for those relevant entities in which we have non-controlling interests.

2022

Thousands of Euros	GDS Group	Biotest Group	BPC	Haema
Profit after tax from continuing operations	140.678	(18.002)	30.086	(4.858)
Income tax expense	39.897	(690)	2.747	(1.459)
Financial result	(45.420)	11.327	(5.874)	(1.086)
Amortisation and depreciation	50.791	30.535	13.213	8.158

Consolidated EBITDA according to P&L	185.947	23.171	40.172	755

Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(2.412)	(3.780)	(5.492)	(4.115)
Restructuring costs	1.117	0	118	3.049
Other non-recurring items	0	0	0

Consolidated EBITDA under Credit Agreement	184.652	19.391	34.798	(311)

% of non-controlling interest	33,2%	29,8%	100,0%	100,0%

Consolidated EBITDA according to Credit Agreement noncontrolling interest	61.323	5.778	34.798	(311)

Thousands of Euros	GDS Group	Biotest Group	BPC	Haema
Cash and cash equivalents	(540)	(116.642)	(7.677)	(19.906)
Financial assets/liabilities with Grifols	(949.951)	329.192	0	0
Leasing liabilities (leases of real estate of plasma donation centres)	13.573	28.974	57.092	12.796
Loans and other financial liabilities	6.082	293.158	0	0

Total Balance Sheet Net Debt	(930.836)	534.682	49.415	(7.110)

Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(13.573)	(28.974)	(57.092)	(12.796)

Total Net Financial Debt according to Credit Agreement	(944.409)	505.709	(7.677)	(19.906)

Total Net Financial Debt according to Credit Agreement noncontrolling interest	(313.638)	150.701	(7.677)	(19.906)

2023

Thousands of Euros	GDS Group	Biotest Group	BPC	Haema
Profit after tax from continuing operations	119.453	(74.795)	67.892	24.936
Income tax expense	41.939	(49.092)	9.005	4.653
Financial result	(62.947)	48.088	(14.310)	(5.026)
Amortisation and depreciation	52.997	62.292	9.839	7.965

Consolidated EBITDA according to P&L	151.442	(13.507)	72.426	32.528

Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(1.763)	(5.921)	(5.525)	(5.327)
Restructuring costs	0	0	1.706	0
Other non-recurring items	(13.599)	10.400	0

Consolidated EBITDA under Credit Agreement	136.079	(9.028)	68.608	27.201

% of non-controlling interest	33,2%	29,8%	100,0%	100,0%

Consolidated EBITDA according to Credit Agreement noncontrolling interest	45.192	(2.690)	68.608	27.201

Thousands of Euros	GDS Group	Biotest Group	BPC	Haema
Cash and cash equivalents	(972)	(108.080)	(4.803)	(14.817)
Financial assets/liabilities with Grifols	(941.499)	336.548	0	0
Leasing liabilities (leases of real estate of plasma donation centres)	13.870	57.881	53.788	12.749
Loans and other financial liabilities	4.285	302.503	0	0

Total Balance Sheet Net Debt	(924.315)	588.852	48.984	(2.068)

Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(13.870)	(57.881)	(53.788)	(12.749)

Total Net Financial Debt according to Credit Agreement	(938.185)	530.970	(4.803)	(14.817)

Total Net Financial Debt according to Credit Agreement non-controlling interest	(311.571)	158.229	(4.803)	(14.817)

G) Control procedures

Grifols will strengthen its control procedures to minimise the possibility of errors. To this end, we are committed to establishing a new level of review by the company's internal control department.

These procedures will be subject to strict reporting and disclosure controls. They will be specifically designed to ensure accuracy and clarity in the disclosure and reporting of all our financial measures.

As mentioned above, our commitment is to continue to ensure the quality of the financial information we provide and that our practices meet the highest standards in the guidelines established by the CNMV and ESMA.

The company also notes the omissions noted by the Regulator in the report above, dated 21 March 2024, and that in the future, to the extent that they continue to be material, they will be included in the financial information to be reported.

In Barcelona, 4 April 2024

Nuria Martín Barnés
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  April 4, 2024